TRANSPARENCY **MANUAL**

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CONTENTS

A WORD FROM OUR LEADERSHIP



In fulfilling our mission of supplying tasty and practical food products to millions of people around the world, our more than 90,000 employees interact on a daily basis with approximately 10,000 integrated outgrowers, more than 30,000 suppliers and 250,000 customers in thousands of communities across 130 countries worldwide. This places a great responsibility on everyone at BRF, because just as important as what we do is how we do it.

We are guided and live by the core commitments to Safety, Integrity and Quality that form the BRF Culture. By doing so, we can confidently and proudly say that we are fulfilling our purpose of Making Life Better for people and our planet through transparent, ethical and trust-based relations with our stakeholders, all of whom have prospered and grown alongside BRF over these more than eight decades.

This Transparency Manual—which all employees are required to read, understand and adhere to—contains a set of rules and guidelines to strengthen our business relationships. It serves as a guide for the many decisions we make on a daily basis, and should be referenced whenever in doubt.

Developed as a collaborative, multidisciplinary effort, this Manual refreshes our understanding of guidelines that have been extensively

disseminated across our teams over the years. It encourages and ensures that each of us interacts in a positive way with the communities and the environment where we operate, in full compliance with applicable laws and regulations and our corporate policies.

In the following pages, you will learn about BRF's position on a range of issues which can arise in our day-to-day business activities. We are confident that we can rely on you to observe the guidelines set out in this Manual. In pointing the way and refreshing your understanding of our Essence and how we respond to the risks inherent in our activities, this Transparency Manual is designed to provide an open, honest and above-the-line discussion about how we can make a difference and position BRF as an industry leader for business ethics.

I would like to thank all of those who helped to develop this Manual and reiterate how proud I am to belong to an organization that continues to grow in maturity each day. And I invite each of you to join us on this journey.

I hope you find this manual useful.

Lorival Luz
CEO, BRF


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ABOUT THIS MANUAL

After you have read the BRF Transparency Manual, you will have a clear and objective understanding of the ethical and behavioral principles that guide our business, and our uncompromising commitments to Safety, Quality and Integrity

Adhering to these commitments will help us achieve business sustainability in alignment with the United Nations Sustainable Development Goals (SDGs) and the laws and regulations of the countries where we operate. In line with industry best practices, BRF works to prevent the risks inherent in our activities and to safeguard our reputation with authorities, employees and society.

The topics discussed in the following pages are designed to help you in your day-to-day decisions. However, this Manual is intended to provide guidance only and is not exhaustive. It is a living document: you may seek further guidance and more detailed information from your manager on technical matters and corporate policies and standards.

SCOPE AND RESPONSIBILITIES

This Transparency Manual applies to all employees, members of management (supervisors, coordinators, managers, officers, vice presidents and the CEO), committee members and the Board of Directors. People across the organization share responsibility for implementing this Manual, regardless of their position or role.

Third parties involved in our operations (including suppliers and integrated outgrowers) are required to adhere to our Code of Conduct for Business Partners.

We are all required to act with integrity in everything we do—from farm to dinner table.

The guidelines provided in this Manual govern our conduct in all our activities, from senior leadership meetings with government officials to employee interaction with local communities.

Failure to comply with the guidelines in this Manual and in other BRF policies may lead to disciplinary action up to and including termination of employment or contracts for employees, suppliers, customers and outgrowers.

EMPLOYEES ARE RESPONSIBLE TO:

- **Comply and ensure compliance with this Transparency Manual,** and observe all BRF policies and procedures
- **Maintain a workplace environment that supports honest** and respectful discussion and an above-the-line mindset
- **Be aware that compliance with this** Transparency Manual is a shared responsibility
- **Seek guidance and support from** their immediate managers and the appropriate BRF departments whenever necessary
- **Report any concerns or potential violations of applicable laws and regulations,** this Transparency Manual or BRF policies

IN ADDITION TO THE RESPONSIBILITIES DESCRIBED ABOVE FOR EMPLOYEES, OUR LEADERS ARE EXPECTED TO:

- **Have an in-depth understanding of this Transparency Manual,** BRF policies and the regulatory environment under their responsibility
- **Set an example that inspires,** and keep in mind our non-negotiable commitments in all their managerial decisions, acting at all times in the best interests of BRF
- **Exercise oversight of the internal processes under their responsibility**, with support from other lines of defense as necessary
- **Act immediately to address identified violations of** this Transparency Manual and take measures to prevent, detect and remediate any gaps or misconduct
- **Seek guidance and support from** their immediate managers and the appropriate corporate functions whenever necessary
- **Report any concerns or potential violations of applicable laws and regulations,** this Transparency Manual or BRF policies
- **Never use their position to request personal favors or services** from their team or partners doing business with BRF


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THE BRF ESSENCE: OUR PRINCIPLES, COMMITMENTS AND PILLARS

2.1 GUIDING PRINCIPLES: OUR CULTURE AND MINDSETS

BRF has a strong and diverse culture with a unique way of doing business that our people are expected to demonstrate and adhere to at each link in the value chain, from farm to dinner table.

Everything we do revolves around our purpose of Making Life Better for everyone. In pursuing this purpose our business conduct is guided by three nonnegotiable commitments—Safety, Quality and Integrity—and three principles—People, Interdependence and Performance.

This Manual goes beyond our commitments to also elaborate on our Essence.

1

OUR ESSENCE

BELIEF

A better future for everyone depends on an increasing supply of high-quality food.

PURPOSE

Making Life Better

Supplying increasingly high-quality, tasty and practical food products to people around the world. We achieve this by sustainably managing a dynamic, extensive and complex value chain that helps to make life better for everyone, from farm to dinner table.

COMMITMENTS

Safety

Quality

Integrity

PRINCIPLES

People

- Evolving through knowledge
- Diversity creates wealth
- Open and respectful communication

Interdependence

- Different parts form the whole
- Supply and demand
- Short and long term

Results

- Excellence always
- Efficiency and Innovation
- Above-the-line, sustainable mindsets

PASSION

Passion for food.

Learn more
Scan the QR Code opposite to learn more about the BRF Essence

3

DOING BUSINESS WITH ETHICS AND INTEGRITY


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3.1 COMPLYING WITH LAWS, REGULATIONS AND STANDARDS

BRF and all subsidiaries, affiliates, joint ventures and business partners are expected: to do business with integrity and transparency; to comply with the laws and regulations of the countries where they operate and their own internal **policies and procedures;** and to uphold human rights as a core principle in all their interactions.

Environment – At BRF we are committed to doing business sustainably and to reducing our environmental impacts. This includes addressing issues such as conscientious consumption, disposal of waste, materials and byproducts, controlling emissions, land use and biodiversity, and compliance with laws and regulations on the use of natural resources;

Animal welfare – We believe animal welfare is a shared responsibility and accordingly reiterate our commitment to complying with public commitments, national and international laws and regulations, and the guidelines set out in the BRF Animal Welfare Program. Animal welfare practices complying with company policy must be used throughout the value chain, and BRF will not tolerate any form of animal cruelty;

Product quality – Alongside Safety and Integrity, BRF has adopted Quality as one of its uncompromising commitments. Strict compliance with the laws and regulations applicable to our activities and with our own policies, and effective monitoring and internal controls, are essential to the success and sustainability of the business;

Safety – Protecting the integrity of our employees is among our priorities. The Golden Rules (*read more on page 16*) apply to all our activities, and internal committees are in place that work to prevent injuries and implement improvements in management;

Responsible marketing – All market communications are responsible and free of bias and discrimination, and special attention is given to issues such as advertising to children, nutritional and health claims, and accurate packaging information;

Fair and transparent competition – We ensure integrity in our interactions with industry players through ethics in business activities, good competition practices and compliance with antitrust laws;

Preventing fraud – BRF will not tolerate any act or omission which could adversely affect the Company, our employees or compliance with Company policy, such as tampering with, falsifying or otherwise altering records and documents;

Data protection – BRF exercises great care in managing customer, consumer and business-partner information to prevent any breach of personal, confidential or strategic data.

Occupational Health & Safety Management and the Golden Rules

Our approach to protecting the health and safety of our employees is based on guidelines outlined in the BRF Health & Safety Management System, and is focused on eliminating and preventing occupational injuries, illnesses and fatalities.

As part of our commitment to Safety, we have a global management system in place with a comprehensive set of prevention tools. These are expressed by 10 Golden Rules applicable to all direct and third-party employees and business partners:

- Always ensure your work environment and work conditions are safe;
- Wear proper Personal Protective Equipment;
- Position yourself safely;
- Only begin High-Risk work after a permit to work has been issued;
- Lockout and tagout all sources of energy before beginning any work on machinery and equipment;
- Never work on machinery and equipment while it is running;
- Keep all safety devices and interlocks active;
- Operate industrial vehicles safely;
- Drive safely;
- Report all injuries and incidents.

Learn more
Consult our Health, Safety and Environment (SHE) department

3.2 WORKPLACE ENVIRONMENT: RESPECT & DIVERSITY

BRF believes that a workplace environment that values diversity and relationships based on honesty and respect supports the smooth operation of the business and continuous improvement.

Accordingly, at BRF we will not tolerate any abuse of power, harassment, aggression or offensive or discriminatory behavior. We promote diversity among our employees and foster an increasingly inclusive workplace environment. We also ensure compliance with all national and international labor laws and regulations issued by local governments and the International Labor Organization.

Human rights are an additional focus. BRF is a member of the UN Global Compact Network Brazil, and is engaged around initiatives supporting the Sustainable Development Goals (SDGs).

COMMITTED TO OUR PEOPLE

Safety and behaviors

As one of our nonnegotiable commitments, Safety is a prerequisite in everything we do at BRF and is integral to how we protect people's life and health. At BRF, working under the influence of alcohol and/or illicit drugs, and carrying, consuming and selling alcoholic beverages and illicit drugs on the Company's premises, are strictly forbidden; carrying weapons of any nature is also forbidden.

Non-discrimination

BRF rejects discrimination on any basis, including religion, race, color, ethnicity, economic status, training, education, appearance, illness, nationality, background, age, gender, marital status, sexual orientation, beliefs, worldview, political leaning, language, or physical and/or mental disabilities or limitations.

BRF expects all employees and partners to at all times respect diversity and never to tolerate discriminatory behavior, ensuring that everyone receives fair treatment.

Equal opportunity

Every decision related to team and people management at BRF must be based on individual competence and performance and not on any form of discrimination.

Human rights in the workplace

BRF respects, observes and works to defend internationally recognized human rights. All contractors, business partners, customers, suppliers and representatives are also engaged around this commitment.

Child labor and exploitation, work under degrading conditions and slave our forced labor are not tolerated. Any situations which could jeopardize employees' physical integrity—such as fatiguing working hours, inadequate compensation, forced labor, bonded labor, etc.—are forbidden at BRF.

Freedom of association

The Company recognizes and fully upholds the right to freedom of association and collective bargaining through unions, professional associations, political and other organizations, provided those rights are exercised within legal and ethical bounds.

Expression and communication

BRF relies on people to exercise good judgment and have a sense of responsibility when using social media, and to do so in accordance with BRF policies and this Transparency Manual. Personal posts mentioning the Company should be limited to information previously disclosed on BRF's official social media accounts and websites.

Bigoted or discriminatory language is inconsistent with BRF's Commitments and should be avoided, even in your personal social media posts. When in doubt, refer to the BRF Social Media Manual.

3.3
ACCOUNTING RECORDS: TRANSPARENCY IN FINANCIAL REPORTING

At BRF, one of the ways we ensure our economic and financial sustainability is through transparent, reliable, timely and high-quality financial reporting.

Financial records must describe transactions clearly, accurately, completely and in detail, in accordance with generally accepted accounting principles in the markets where we operate and International Financial Reporting Standards (IFRS).

BRF's balance sheets, reports and financial statements are periodically filed with the appropriate regulators, including the Brazilian (CVM) and US Securities and Exchange Commission (SEC). In addition to regulatory scrutiny, our financial and accounting processes are independently audited.

BRF maintains positive relationships with shareholders and investors by acting transparently. We also ensure we meet filing deadlines under applicable regulations, and have internal controls over

accounting and audit activities that are consistent with best corporate governance practices and Sarbanes-Oxley (SOx) requirements.

Official information from BRF can also be found in annual reports available on our website.

Learn more

Read our Policy on Disclosure of Material Acts or Facts and Trading of Securities

View

BRF's Annual Reports

3.4 INFORMATION SECURITY: PROTECTING OUR ASSETS AND BUSINESS

In today's fast-changing technological landscape and societies, information has become a highly valuable asset. Protecting and carefully managing employee, customer, consumer and business-partner data are everyone's responsibility at BRF.

BRF observes all rules and regulations on data protection and works to prevent the disclosure or transmission of content which could be misused.

Each of us is responsible for the information flowing through BRF. Employees are primarily responsible for how and where information is being used; this makes it all the more important for each employee to understand what information can and cannot be shared. Information owners are responsible for classifying information as confidential based on its strategic importance and potential sensitivity. When in doubt, employees should always consult their managers and the appropriate Company policies. BRF protects all confidential informa-

tion and uses its best efforts to apply systems and processes designed to prevent unauthorized disclosure of confidential information.

Employees' and partners' activities must be at all times compliant with local laws and, in their absence, with global best practices established and disseminated by BRF and our leadership team. BRF expects each employee to use good judgment and responsibility in managing files and information transmitted on the intranet, by email or through other corporate communications channels.

In addition, employees must observe all Company procedures on handling confidential information in accordance with intellectual property laws and the Brazilian General Data Protection Regulation (GDPR).

Learn more
Visit the
BRF Investor Relations website


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TRANSPARENT RELATIONS

4.1
RESPONSIBLE BUSINESS: PREVENTING RISKS IN BUSINESS RELATIONSHIPS

Sustainably managing a dynamic, extensive and complex value chain creates a number of challenges, especially given the important role BRF plays in the communities where we operate.

We ensure our interaction with all stakeholders is based on ethics and transparency. In our day-to-day activities, we regularly interact with community members, shareholders, investors, federal, state and municipal governments, the media, civil society organizations, direct and indirect suppliers, customers, consumers and employees. Our interaction with these stakeholders is based on good faith, cooperation and mutual transparency. Both BRF and its business partners are required to ensure that information transmitted during the course of these interactions is complete, accurate and timely.

Conflicts of interest – a conflict of interest occurs when an employee is led to make an inappropriate decision in their own personal interest rather than in the Company's best interest in carrying out their professional duties. Personal interests include any benefit for yourself or for a third party with whom you have a personal or business relationship.

BRF believes that identifying and preventing situations which could create a conflict of interest helps to protect not only the business but each employee.

At BRF, all resources must be used **for business purposes** and in the Company's best interest—never for personal or a third party's benefit—and we are all responsible for documenting, preserving and appropriately using all Company property (equipment, vehicles, computers, software, mobile devices, etc.)

Given BRF's dynamic, extensive and complex value chain, potential conflicts of interest could still arise, but must in any case be avoided or mitigated. We must also avoid being **in a direct hierarchical relationship** with relatives up to a certain degree of kinship, regardless of the position. In addition, we must also avoid doing business with companies owned by close acquaintances or relatives of employees who have a decision-making role in or influence over the relevant contract, or that are otherwise related to BRF.

A conflict of interest could also involve **inappropriate self-promotion using BRF data and assets.** Employees must never disclose

or share images, videos, photos or any other internal information that has not already been disclosed via official Company channels.

Learn more
Read our Conflict of Interest Policy

4.2

ANTI-CORRUPTION AND ANTI-BRIBERY: PREVENTING, DETERRING AND REMEDIATING UNLAWFUL PRACTICES

Corruption has harmful effects on societies and markets. BRF condemns any and all forms of corruption, whether in interactions with government officials or in interactions with business partners and customers.

BRF employees and business partners are required to comply with all national and international anti-corruption laws and regulations.

All employees and business partners who represent or otherwise act on behalf of BRF must refrain from any acts of bribery, passive or active corruption, or facilitation payments. BRF employees are forbidden from attempting to hinder investigations or audits by government authorities or officials or from otherwise interfering with their activities. Employees, agents and business partners must comply with national and international anti-corruption and anti-bribery laws, and must have internal controls and integrity programs in place to prevent unlawful practices.

Learn more
Read our Anti-bribery and Anti-corruption Policy

RELATIONS WITH GOVERNMENT AGENCIES AND GOVERNMENT-OWNED COMPANIES

BRF's relationships with government agencies and government-owned companies must be based on ethics and transparency. Any offering of benefits or undue advantages to government officials in their official capacity in exchange for a favor or benefit, such as expediting a license or avoiding a fine, is forbidden.

Any request from a government official for an undue advantage should be explicitly denied and reported via our Transparency Hotline.

BRF has no political position and observes all legal restrictions on donations to political parties.

MONEY LAUNDERING AND TERRORISM

BRF and our employees are required to comply with national and international laws and regulations on money laundering and terrorist financing. BRF seeks to do business with reputable business partners whose business activities are legal and whose revenues are derived from lawful sources.

4.3
GIFTS, HOSPITALITY, DONATIONS AND SPONSORSHIP

Our purpose of Making Life Better guides our approach to social responsibility: we recognize the positive impact we can have not only through our products but also by supporting the communities where we operate.

In providing funding to third-party projects, programs, events or initiatives, BRF ensures they are consistent with our Essence and will benefit communities on our defined priority fronts: food as an agent of change and educational, social and cultural causes.

To ensure any and all investments are transparent and compliant, this Transparency Manual incorporates by reference our Donations and Sponsorship Policy to provide guidance on all projects, donations and sponsorship by BRF, our brands and/or the BRF Institute—the organization responsible for BRF's private social investment.

OUR GUIDING PRINCIPLES

- **Donations:** all food and product donations must be made to formalized, registered and reputable organizations and all applicable rules on product storage and consumption must be followed;

- **Events:** sponsorship and product donations for events must conform to applicable standards and be consistent with BRF's branding strategies and Essence;

- **Governments and organizations:** all meetings with government agencies and social organizations must be guided by ethics and transparency. All interactions must be documented by email or in minutes.

- **Purpose:** donations are made for humanitarian or educational purposes and sponsorship for branding purposes.



It is BRF's policy that any **gifts** should not create any personal benefit or influence business decisions. Although gift-giving is a common and accepted practice in some situations, it can also be interpreted as a form of bribery and therefore any gifts should be considered carefully.

Hospitality may be **offered and accepted** provided no reciprocity, obligation or favor is expected in exchange and such hospitality is strictly on a professional basis and preceded by the appropriate approvals. Business travel expenses may not under any circumstances be extended to family members or other people. Employees are also forbidden from accepting invitations that are for entertainment only.

All offers must be **immediately communicated** to your manager, the People department and other reporting channels.

Learn more

Read our Donations and Sponsorship Policy

and

Gifts and Hospitality Policy

4.4
SHAREHOLDERS AND INVESTORS: COMMUNICATIONS WITH THE CAPITAL MARKET

As part of our commitment to accurate and transparent accounting and financial reporting, all communications with BRF's providers of capital—including stock and securities holders and investors—conform to corporate governance standards, applicable laws and regulations and industry best practices in the markets where we operate.

Information about our financial position and financial performance is reported transparently and reliably. Restrictions on insider trading are strictly observed in accordance with applicable regulations and industry best practices. The same principles of transparency apply to related-party transactions, which are permitted within the bounds of our governance rules.

Learn more
Visit the
BRF Investor Relations website


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COMMUNICATING AND ENFORCING THE TRANSPARENCY MANUAL

5.1
MONITORING AND REPORTING MISCONDUCT: PUTTING THE MANUAL INTO PRACTICE

BRF is committed to ensuring that all potential misconduct by our employees is properly investigated.

People are encouraged to report and communicate suspected violations of this Transparency Manual, the laws and regulations of the countries where we operate, and BRF policies.

The investigation process ensures whistleblowers are kept anonymous and not retaliated against if reporting in good faith and responsibly, and decisions made are consistent with the evidence and seriousness of the misconduct.

As part of our approach to managing ethics and compliance, we ensure that all employees understand and acknowledge the need to comply with this Transparency Manual.

RESPONSIBILITIES

In accordance with best corporate governance practices, the Board of Directors' Audit & Integrity Committee and the Transparency Committee have direct responsibility for managing this Transparency Manual.

The Compliance Department is responsible for developing, revising and disseminating the Manual. The contents of the Manual are disseminated to all employees during induction and periodically during refresher training.

The Transparency Manual must be publicly available to all employees either in digital format or in print, ensuring good practices and ethical principles are followed throughout the value chain.

5.2 TRANSPARENCY HOTLINE AND COMMITTEE: WHERE TO SUBMIT AND TRACK REPORTS

BRF has a hotline for receiving internal and external reports on any violations of this Transparency Manual, other Company policies, and applicable laws and regulations.

It is recommendable that reports on potential violations of the rules in this Manual include the following information:

- **Who** was involved in the incident;
- **How** the reported incident happened (the more detail, the better);
- **When** the incident happened;
- **Where** it happened;
- **Why** it happened – what the reasons were;
- **Evidence** supporting an investigation of the report.

Consistent with good corporate governance practices, the hotline is independently managed by a third-party firm. This enables reports by employees or external parties to be kept anonymous. Any reports involving the Compliance Department are investigated by the BRF Board of Directors and the audit & integrity committee.

The Transparency Committee, which is composed of members of the Executive Committee, investigates each case and recommends any required disciplinary action for violations of this Transparency Manual. For concerns not involving evidence of a violation, employees should seek clarification from their immediate superiors (or the head of the People department).

Any concerns involving an employee's superior or the head of the People department, or for which satisfactory clarification has not been obtained, should be reported via the Transparency Hotline.

Access the Transparency Hotline

- On the BRF website
- By email or telephone (contact details are available on the BRF website)
- Directly via the Compliance Department

Websites

www.brf-global.com

www.integridade.brf.com (Brazil)

www.compliance.brf.com (other countries)

5.3 DISCIPLINARY ACTION AND RESPONSE TO REPORTS

When reports are received through any of the available channels, BRF ensures that each case is investigated independently, carefully, responsibly, fairly, impartially and equitably, and that the due-process principles of presumption of innocence, the right to defense and the right to a fair hearing are observed.

We also seek to balance disciplinary action with opportunities for education for those involved. Whistleblowers are protected from retaliation and investigations are kept confidential. Investigations are carried out by members of the senior leadership team and the Compliance & Legal department, the People department and, depending on the circumstances, independent investigators.

Keeping each stage of the investigation confidential and protecting the identity of both the whistleblower and the subject(s) of the investigation are basic requirements that must be observed not only by the investigation team, but by all witnesses and other parties involved. Failure to observe these principles may constitute a violation of this Transparency Manual.

In the event of a violation of this Transparency Manual, the Transparency Committee will take disciplinary action ranging from a verbal warning to termination with or without cause, as well as any appropriate legal action through civil and/or criminal proceedings.

After the investigation of a report has been completed, the findings may be communicated to the whistleblowers if they are identifiable or have a channel of communication with the Company. However, due to the confidential nature of any investigation, the findings will otherwise remain confidential and will not be disclosed.

Where cases need to be reported to external organizations and authorities, BRF will cooperate to ensure they are fairly, swiftly and responsibly investigated.

Learn more
Read our Reporting and Transparency Hotline Policy

USEFUL INFORMATION

This, the second edition of the BRF Transparency Manual was developed throughout 2020 by a multidisciplinary group that discussed, revisited and suggested additions to the Manual's contents.

We would like to thank everyone involved in the process.

SCOPE AND APPLICATION

NOVEMBER 12, 2020

- This Manual was approved by the Board of Directors on October 29, 2020.
- The Manual will be effective from January 1, 2021.
- Receipt of this document should not be construed as establishing an employment relationship.
- BRF reserves the right to amend and revise its policies and standards without prior notice and without the need to adjust this Manual accordingly.
- The policies and procedures referenced herein may be found on the BRF website and on the intranet, or at the Policy Documentation department.
- This revision of the Manual supersedes any previous revision; however, it does not exempt employees from the requirement to read and understand all other integrity policies.

GLOSSARY

CAI – the BRF Integrity & Audit Committee

CEO – Chief Executive Officer

CVM – Brazilian Securities Commission

Corporate governance – The set of processes, customs, policies, laws, and institutions affecting the way a company is directed, administered or controlled

IFRS – International Financial Reporting Standards
A set of globally unified standards, rules and principles of financial reporting

Interdependence – A relationship between people or things that are dependent on one another and mutually support each other to achieve a common purpose

GDPR – General Data Protection Regulation

SDGs – Sustainable Development Goals

SEC – the US Securities and Exchange Commission

SOx – the Sarbanes-Oxley Act
A US law against accounting fraud.

IMPORTANT CONTACT INFORMATION

Transparency Hotline
0800 450 0000
www.integridade.brf.com (Brazil)
www.compliance.brf.com (other countries)

People Hotline
0800 286 7777

Email
denuncia@brf.com
compliance@brf.com

Social media

Facebook
www.facebook.com/wearebrf

LinkedIn
www.linkedin.com/company/brf/

Instagram
www.instagram.com/brf_global/

Twitter
twitter.com/brf_brasil

YouTube
www.youtube.com/user/brfglobal

www.brf.com